Exhibit 99.1

Convocation Notice of the 20th

Ordinary General Meeting of Shareholders

of

Internet Initiative Japan Inc.

This document is an English translation of the “Convocation notice of the 20th ordinary general meeting of shareholders” (“Dai ni-jyukkai teiji kabunushi sokai shoshu gotsuchi”) of Internet Initiative Japan Inc. (“IIJ” or “the Company”) to be held on June 27, 2012.

CAUTIONARY NOTES

Note 1:
This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in “Item 3.D: Risk Factors” of our Annual Report on Form 20-F dated July 19, 2011 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2:
This document has been prepared pursuant to the requirements of the Companies Act of Japan. Consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Non-consolidated financial statements included in this document are prepared in accordance with generally accepted accounting principles in Japan which differ from consolidated financial statements which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3:
The ADRs holders shall instruct The Bank of New York Mellon Corporation to exercise their voting rights represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York Mellon Corporation. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares of common stock. This means they may not be able to exercise any voting rights for IIJ and attend the ordinary general meeting of shareholders of IIJ.

TRANSLATION

June 8, 2012
TO OUR SHAREHOLDERS:

Koichi Suzuki Representative Director Internet Initiative Japan Inc. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF
THE 20TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 20th ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“IIJ” or “the Company”,) which is to be held as stated below.
In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or via the Internet. Please exercise your voting rights by no later than the end of business day (5:30 PM) on Tuesday, June 26, 2012.

1.	Date and Time:	10:00 A.M., Wednesday, June 27, 2012

2.	Place:	KKR Hotel Tokyo 11th floor, Room Kujaku 1-4-1 Otemachi, Chiyoda-ku, Tokyo, Japan

3.	Agenda of the Meeting:

Subjects to be Reported:

1.
Business report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the board of company auditors for the 20th term (from April 1, 2011 to March 31, 2012)

2.	Non-consolidated financial statements for the 20th term (from April 1, 2011 to March 31, 2012)

Subjects to be Resolved:

Item 1: Appropriation of Retained Earnings
Item 2: Election of Eight (8) Directors
Item 3: Election of Three (3) Company Auditors

4.	Notice to Shareholders

With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ’s web site at http://www.iij.ad.jp/ir/. (Japanese only)

(Attachment)

Business Report for the 20th Fiscal Year

1. Matters Regarding the Current Status of the IIJ Group
(1) Progress and Results of the Business

During the fiscal year ended March 31, 2012 (“FY2011”), though the Japanese economy faced difficult conditions resulting from the Great East Japan Earthquake, we saw a mild recovery due to the increase in production and steady consumer spending in the second half. While the Japanese economy is expected to improve due to the economic stimulus packages and etc, we must keep an eye on the down side risks from the effect of economic weakness in overseas countries, power shortages and nuclear hazard.
For the data communication and information systems related market where we belong to, demands for outsourcing services continued its steady growth followed by the dissemination of Cloud computing services and robust demands for security related services. For systems integration (“SI”), companies are yet withholding IT investments. While we anticipate recovery for SI demands, when they will pick up are yet uncertain.
Our business strategy is to attract and seize the outsourcing services demands relating to information and network systems of corporate customers based on our strong customer base and pioneering technological skills in the Internet. Under these circumstances, we actively continued to promote our above mentioned business strategy. As for our Cloud computing service “IIJ GIO”, we continued to enrich service line-ups, continuously invested in new data centers and server facilities and made efforts in sales promotion. As a result, IIJ GIO accumulated the number of contracts and revenue for FY2011 reached over JPY3.1 billion compared to JPY0.6 billion for FY2010. We also focused on enhancing our global business network, in effort to meet and supply increasing demands from Japanese companies that are making inroads into foreign market. During FY2011, we began providing an overseas large-scale private Cloud computing services for our domestic clients. We are now also prepared to provide public Cloud computing services in both the United States and China, started providing international VPN service and bilingual help desk service and opened offices in China and Thailand. In order to accelerate our global business developments, we acquired
“IIJ Exlayer Inc.” (“IIJ-Exlayer”) in April, 2012, a Japanese holding company with experience in SI business IIJ-Exlayer has five overseas subsidiaries, in the United States, Europe and Asia and their consolidated revenue for the fiscal year ended December 31, 2011 was approximately JPY800 million.
As for our FY2011 financial results, total revenues were JPY97,315 million, up 18.1% YoY (JPY82,418 million for FY2010). In addition to the full year contribution from IIJ Global Solutions Inc. (“IIJ-Global”), network services revenues contributed to the total revenue growth. Operating income was JPY6,353 million, up 53.4% YoY (JPY4,141 million for FY2010) as there were full year contribution from IIJ-Global, increase in gross margin of network services revenues and the decrease in gross loss of ATM operation business. Income before income tax expenses was JPY5,976 million, up 55.9% YoY (JPY3,834 million for FY2010) as operating income increased. Net income attributable to IIJ was JPY3,641 million, up 13.7% YoY (JPY3,203 million for FY2010).
In segments, revenues for network services and SI business segment were JPY96,497 million, up 17.2% YoY (JPY82,357 million for FY2010) and operating income was JPY6,631 million, up 37.8% YoY (JPY4,813 million for FY2010). For ATM operation business, revenues were JPY1,324 million, up 156.3% YoY (JPY516 million for FY2010) and operating loss decreased to JPY194 million (operating loss of JPY643 million for FY2010) due to the increase in revenues.

The status of our business by the type of services is as follows:

[Network services]
Network services revenues were JPY63,410 million, up 22.7% YoY (JPY51,662 million for FY2010).
Revenues for Internet connectivity services for corporate use were JPY14,707 million, up 5.0% YoY (JPY14,005 million for FY2010) as new IP Service contracts accumulated and volume charge revenues increased.
Revenues for Internet connectivity services for home use were JPY5,717 million, down 12.4% YoY (JPY6,525 million for FY2010).
WAN Services revenue were JPY25,667 million, up 59.4% YoY (JPY16,100 million for FY2010) due to the full year contribution of IIJ-Global as well as the increase in number of new contracts of IIJ’s WAN services.
Outsourcing services revenue were JPY17,319 million, up 15.2% YoY (JPY15,032 million for FY2010). Services such as data center services, IIJ GIO Hosting Package Service and security-related services grew continuously.
Cost of Network services revenues was JPY49,985 million, up 19.9% YoY (JPY41,678 million for FY2010) mainly due to the increase in circuit-related costs of IIJ-Global and outsourcing-related costs. Gross margin for network services was JPY13,425 million, up 34.5% YoY (JPY9,984 million for FY2010) and gross margin ratio was 21.2%, up 1.8 points  YoY.

[Systems integration]
SI revenues were JPY31,469 million, up 6.9% YoY (JPY29,444 million for FY2010).
Systems construction revenues, a one-time revenue, were JPY11,997 million, up 0.5% YoY (JPY11,937 million for FY2010). Systems construction projects were mainly mid- to small sized projects. Systems operation and maintenance revenues, a recurring revenue, were JPY19,472 million, up 11.2% YoY (JPY17,507 million for FY2010). The increase was mainly due to the steady increase in IIJ GIO Component service.
The total of order backlog for SI and equipment sales as of the end of FY2011 was JPY16,853 million, up 11.3% YoY (JPY15,143 million as of the end of FY2010). The order backlog for systems construction and equipment sales was JPY3,839 million, up 1.1% YoY (JPY3,796 million as of the end of FY2010). The order backlog for systems operation and maintenance was JPY13,014 million, up 14.7% YoY (JPY11,347 million as of the end of FY2010).
Cost of SI revenues was JPY24,979 million, up 11.2% YoY (JPY22,467 million for FY2010). The increase was mainly due to the increase in both outsourcing cost and network operation related cost mostly for IIJ GIO. Gross margin for SI was JPY6,491 million, down 7.0% YoY (JPY6,977 million for FY2010) and gross margin ratio was 20.6%.

[Equipment sales]
Equipment sales revenues was JPY1,112 million, up 39.6% YoY (JPY796 million for FY2010) and cost of equipment sales revenues was JPY980 million, up 43.5% YoY (JPY683 million for FY2010) due to the increase in revenue.
Gross margin for equipment sales was JPY131 million, up 16.2% YoY (JPY113 million for FY2010), and gross margin ratio was 11.8%.

[ATM operation business]
ATM operation business is operated by Trust Networks Inc. (“Trust Networks”), IIJ's consolidated subsidiary, and it receives a commission for each bank withdrawal transaction when a customer uses its serviced ATMs. ATM Operation Business revenues was JPY1,324 million, up 156.3% YoY (JPY516 million in FY2010).
Cost of ATM operation business revenues was JPY1,382 million (JPY1,000 million for FY2010). Gross loss for ATM operation business decreased to JPY58 million from JPY484 million in FY2010 due to the increase in revenues.

(2) Capital Expenditures
Capital expenditures (including capital lease) for FY2011 were JPY10,917 million. In addition to acquisition of equipments for the expansion and improvement of existing network, there were investments in servers and software related to IIJ GIO and equipment purchase for Matsue Data Center Park and others.

(3) Financing
As for JPY 9.0 billion of short-term borrowings for the acquisition of IIJ-Global completed in September, 2010, IIJ refinanced JPY3.0 billion of JPY 9.0 billion into long-term borrowings in August, 2011

(4) Transfers of Business, Split-offs or Spin-offs
There is nothing to report on this subject.

(5) Acquisition of Business from Other Companies
There is nothing to report on this subject.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions
There is nothing to report on this subject..

(7) Acquisition or Disposal of Shares or Other Equities or Warrants of Other Companies

There is nothing to report on this subject..

(8) Issues that the Group Faces
The concept of Cloud computing has become considerably acknowledged and many companies have started to use Cloud computing services during FY2011. Looking at the data communications market in the 3 to 5 year term, the Cloud computing related services in Japan are expected to be widely used and the usage will become more diversified. It is expected that customer demands to outsource its network systems shall increase as their network systems that were closed internally would be connected to the internet and be outsourced. We believe that this is a great business opportunity for us.
 In such business environment, we have been investing actively in infrastructures and service developments for Cloud computing services. We should continue to develop and provide highly reliable, value-added and price competitive services and solutions. We should also enhance our sales channels including strong partnership. By these actions, we would like to steadily seize the outsourcing demands from corporate customers.
For these business developments, we recognize that it is very important for us to develop and provide new services and solutions which lead the outsourcing markets in a timely manner. In addition, we acknowledge that we have to further conduct thorough cost and investment control. We also recognize that M&A might be a strong way to scale-up our business and to gain business resources, and would like to actively but carefully consider and discuss each opportunity.

Continued support from our shareholders would be very much appreciated.

(9) Historical Data of Assets and Income
(JPY thousands except per share data)
	17th fiscal Year	18th fiscal Year	19th fiscal Year	20th fiscal Year
	FY2008	FY2009	FY2010	FY2011
Revenues	69,730,730	68,006,380	82,418,206	97,314,605
Operating income	2,917,382	3,411,585	4,141,042	6,353,483
Net income attributable to IIJ	1,419,304	2,234,138	3,203,368	3,640,963
Basic net income attributable to IIJ per share	JPY 6,918	JPY 11,030	JPY15,808	JPY17,964
Total assets	52,301,199	51,115,450	71,472,989	73,493,246
Total IIJ shareholders’ equity	25,169,184	27,319,577	29,652,287	32,688,205
Total IIJ shareholders’ equity per share	JPY 124,265	JPY 134,882	JPY146,298	JPY161,277
(Notes)
1. IIJ’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America(US GAAP).
2. Basic net income attributable to IIJ per share is calculated based on the weighted-average number of common shares outstanding during the fiscal year.
3. Total IIJ shareholders’ equity per share is calculated based on the total number of common shares (excluding treasury stock) outstanding at the end of each fiscal year.

(10) Items of the Principal Parent Companies and Subsidiaries

Principal Subsidiaries
Name of company	Common stock (JPY thousands)	Ownership	Primary business
IIJ Innovation Institute Inc.(“IIJ-II”)	75,000	100.0%	R&D and incubation business for the next generation internet
IIJ-Global	490,000	100.0%	Provides domestic network outsourcing related services
IIJ America Inc. (“IIJ-A”)	USD4,180,000	100.0%	Operation of backbone networks and provision of Internet connectivity services in the U.S.
Trust Networks	450,000	79.5%	Operation of ATMs and ATMs networks
Net Care, Inc. (“Net Care”)	400,000	100.0%	Operation and monitoring of network systems, customer service support and call centers
Net Chart Japan, Inc. (“Net Chart”)	55,000	100.0%	Development of networks, construction, operation and maintenance and sales of network-related equipment
hi-ho Inc. (“hi-ho”)	240,000	100.0%	Provision of Internet connectivity services for home use
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD1,300,000	100.0%	Operation and maintenance services of networks and IT systems and equipment sales in China
(Notes) All of IIJ’s ownership in IIJ-GS China is through indirect ownership.

As of the end of FY2011, the number of consolidated subsidiaries was eight (8) and the number of equity-method investees was four (4).

(11) Major Business Lines
Our major business lines are to provide network services, systems integration, equipment sales and ATM operation business

(12) Major Offices

Name	Functions	Address
IIJ	Headquarters	Chiyoda-ku, Tokyo
	Branch and sales offices	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Sendai-shi, Toyama-shi, Hiroshima-shi, Yokohama-shi, Toyota-shi and Naha-shi
IIJ-II	Headquarters	Chiyoda-ku, Tokyo
IIJ-Global	Headquarters	Chiyoda-ku, Tokyo
	Office	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Bangkok, Thailand
IIJ-A	Headquarters	California, the United States
Trust Networks	Headquarters	Chiyoda-ku, Tokyo
Net Care	Headquarters	Chiyoda-ku, Tokyo
Net Chart	Headquarters	Yokohama-shi,
hi-ho	Headquarters	Chiyoda-ku, Tokyo
IIJ-GS China	Headquarters	Shanghai, China

(13) Employees

Number of employees	Change from the end of FY2010
1,923	-21
(Note) The above figures include employees and contracted employees and exclude employees seconded from other companies.

(14) Major Borrowings

Source	Balance
(JPY thousands)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3,250,000
Mizuho Corporate Bank, Ltd.	3,150,000
Sumitomo Mitsui Banking Corporation	3,050,000
Mitsubishi UFJ Trust and Banking Corporation	2,050,000

2. Matters Regarding Shares of the Company

(1) Number of shares authorized: 377,600 shares

(2) Number of shares issued and outstanding: 206,478 shares (Including treasury stock: 3,794 shares)

(3) Number of shareholders at the end of FY2011: 4,479

(4) Major shareholders:

Name of shareholders	Number of shares held (shares)	Shareholding Ratio (%)
Nippon Telegraph and Telephone Corporation	50,475	24.9%
Koichi Suzuki	13,032	6.4%
Japan Trustee Services Bank, Ltd (Trust account)	11,473	5.7%
Itochu Corporation	10,430	5.1%
NTT Communications Corporation	10,200	5.0%
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders (Note 1)	7,674	3.8%
The Dai-ichi Mutual Life Insurance Company, Limited	6,365	3.1%
Morgan Stanley & Co. LLC	6,208	3.1%
Goldman. Sachs & Co. Reg	4,763	2.3%
Mizuho Corporate Bank, Ltd.	3,560	1.8%
(Notes)
  1. The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of The Bank of New York Mellon, which is the depositary of IIJ’s ADRs, and the number of shares held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is equivalent to the number of ADRs outstanding.
  2. Shareholding ratio is calculated by deducting treasury stock from total shares issued.

(5) Other important matters regarding shares
There is nothing to report on this subject.

3. Matters Regarding the Company’s Stock Acquisition Rights

	Allotment date	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
#1 Stock Acquisition Rights	July 14, 2011	138	Common Stock 138 shares	JPY 259,344	JPY 1	From July 15, 2011 to July 14, 2041
(Note) A person granted the stock acquisition rights may exercise his or her rights only within ten (10) days from the day immediately following the day on which the person loses his or her position as neither a Director nor an Executive Officer of IIJ.

(1)	IIJ’s Stock Acquisition Rights Granted to and Held by IIJ’s Directors or Company Auditors at the End of FY2011

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#1 Stock Acquisition Rights	89	Common Stock 89 shares	6 Directors 89
(Notes)
1. In place of the retirement allowance plan for Directors which was abolished, the Stock Acquisition Rights mentioned in the above were issued in consideration of their execution of duties.
2. There are no stock acquisition rights granted to and held by IIJ’s part- time Directors, outside Directors or Company Auditors at the end of FY2011.

(2)	IIJ’s Stock Acquisition Rights Granted to Employees or Others during FY2011

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#1 Stock Acquisition Rights	49	Common Stock 49 shares	8 Executive Officers 49
(Note) Except the above, there are no stock acquisition rights granted to IIJ employees, IIJ’s consolidated subsidiary’s directors or employees during FY2011.

4. Matters Regarding Directors, Company Auditors and Executive Officers of the Company

(1) Directors and Company Auditors

Position in the Company	Name	Business in charge or important concurrent posts
Representative Director and President	Koichi Suzuki	CEO (Important concurrent posts) Chairman of the Board of IIJ-A President of Net Care Chairman of hi-ho President of Internet Multifeed Co.
Director and Vice President	Senji Yamamoto	Chairman of the Board of IIJ-Global
Senior Managing Director	Hideshi Hojo	Division Director of Enterprise Business Division 1, Business Unit
Senior Managing Director	Takeshi Kikuchi	Division Director of Enterprise Business Division 2, Business Unit
Senior Managing Director	Hitoshi Imafuku	Division Director of Business Unit of Regional Division
Managing Director	Takamichi Miyoshi	Director in charge of Strategy Planning Division
Managing Director	Akihisa Watai	CFO Division Director of Finance and Planning Division
Director	Yasurou Tanahashi	Outside Director of Murata Manufacturing Co., Ltd. Outside Director of Yokogawa Electric Corporation
Director	Takashi Hiroi	General Manager of Business Planning Division of Nippon Telegraph and Telephone Corporation (“NTT”)
Director	Junnosuke Furukawa	Director Advisor of THE FURUKAWA RINGYO CO. ,LTD
Director	Shingo Oda	Outside Director of IT Holdings Corporation
Director	Yoshifumi Nishikawa	Honorary Advisor of Sumitomo Mitsui Banking Corporation
Full-time company auditor	Kazuhiro Ohira
Full-time company auditor	Shunichi Kozasa
Company auditor	Masaki Okada	Attorney at law, Ishii Law Office Deputy Secretary General of Japan Federation of Bar Associations
Company auditor	Masaaki Koizumi	Japanese Certified Public Accountant, Koizumi CPA Office Outside Director of Life Net Insurance Inc.
(Notes)
  1. Business in charge or representatives of other organizations is stated as of March 31, 2012.
  2. Yasurou Tanahashi, Takashi Hiroi, Junnosuke Furukawa and Shingo Oda are outside directors, defined in Item 15, Article 2 of the Companies Act of Japan.
  3. Kazuhiro Ohira, Masaki Okada and Masaaki Koizumi are outside company auditors.
  4. Outside directors, Yasurou Tanahashi, Junnosuke Furukawa and Shingo Oda, and outside company auditors, Masaki Okada and Masaaki Koizumi are Independent Directors as specified by the Tokyo Stock Exchange.
  5. Masaaki Koizumi, a company auditor, is a Japanese Certified Public Accountant and has extensive expertise in finance and accounting
  6. Relationship between IIJ and those companies that our Directors hold important concurrent posts
NTT is IIJ's Major Shareholder (holds 50,475 shares of IIJ)
Other than the above, there is no special relationship between IIJ and the companies where outside directors and corporate auditors hold concurrent positions

(2) Executive Officers (As of April 1, 2012)
Name	Title	Principal position
Tsutomu Yoshihara	Senior Executive Officer	CIO, CISO
Chiaki Furuya	Senior Executive Officer	Division Director of Administrative Division
Kazuhiro Tokita	Senior Executive Officer	Division Director of Financial System Business Division, Business Unit
Masayoshi Tobita	Executive Managing Officer	Deputy Division Director of Administrative Division and General Manager of Business Unit Management Department
Junichi Shimagami	Executive Managing Officer	Division Director of Network Division
Kiyoshi Ishida	Executive Managing Officer	Division Director of Product Division
Yasumitsu Iizuka	Executive Officer	Division Director of Government Public & Educational Organization Business Division, Business Unit
Kokichi Matsumoto	Executive Officer	Division Director of Marketing Division, Business Unit
Koichi Maruyama	Executive Officer	In charge of Global Business and General Manager of Global Business Office
Naoshi Yoneyama	Executive Officer	Division Director of Technology Management Division
Makoto Ajisaka	Executive Officer	Division Director of Enterprise Business Division 3, Business Unit
Yoshikazu Yamai	Executive Officer	Division Director of Service Operation Division
(Note) Naoshi Yoneyama, Makoto Ajisaka and Yoshikazu Yamai were appointed as Executive Officers of the Company on April 1, 2012, respectively.

(3) Total Remuneration to Directors and Company Auditors
12 Directors: JPY 208,182 thousand (including JPY 14,400 thousand for 3 outside directors)
4 Company Auditors: JPY 25,606 thousand (including JPY 16,467 thousand for 3 outside company auditors)

(Notes)
  1. The amounts of above remunerations include JPY 11,680 thousand for the reserve of directors’ and company auditors’ retirement benefits.
  2. The amounts of above remunerations include JPY 17,311 thousand as compensation-type stock options granted to full-time inside directors (not including part-time and outside directors) for duties performed during FY2011.
  3. We have resolved that the yearly amount of remuneration, etc. (including bonus) for Directors to be JPY 500 million yen or less (including bonus and stock-compensation-type stock options) and JPY 100 million (including bonus) or less for Company Auditors at the 16th ordinary general meeting of shareholders of the Company held on June 27, 2008.

(4) Outside Directors and Auditors

(i) Important concurrent offices of executive directors and outside director at other companies
This is as described in the list of (1) Directors and Company auditors above.

(ii) Main activities during the current fiscal year

	Name	Principal Activities
Director	Yasurou Tanahashi	Attended 9 of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Takashi Hiroi	Attended 9 of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Junnosuke Furukawa	Attended all 12 of the board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Shingo Oda	Attended all 12 of the board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Company auditor	Kazuhiro Ohira
Attended all 12 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 17 of the board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit as a full-time company auditor.

Company auditor	Masaki Okada
Attended 8 of the 12 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended 13 of the 17 board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

Company auditor	Masaaki Koizumi
Attended all 12 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 17 of the board of company auditors held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

(Note) The number of the board of directors meetings held during the fiscal year does not include a resolution by the board of directors by a letter pursuant to Article 370 of the Companies Act of Japan.

(iii) Outline of liability limitation contracts
The Company has concluded agreements with outside directors and company auditors (excluding Full-time company auditor, Kazuhiro Ohira) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Companies Act of Japan. The agreements stipulates that in the event outside directors and company auditors have acted good faith and without gross negligence, the outside director’s and company auditor’s liability to the Company shall be limited to JPY 10,000 thousand or the minimum amount of liability stipulated under Article 427, Section 1 of the Companies Act, whichever is height.

(iv) Total amount of compensations received from the subsidiaries
There is nothing to report on this subject.

5. Accounting Auditor

(1)	Name of Accounting Auditor:
Deloitte Touche Tohmatsu LLC

(2)	Accounting Auditor Remuneration for the fiscal year

(i)Remuneration for accounting auditor this fiscal year	JPY 112,000 thousand
(ii)Total cash or proceeds from other assets that should be paid by the Company or its subsidiaries	JPY 127,500 thousand
(Note)
The audit contract between the Company and the accounting auditor does not distinguish between remuneration paid for audits and quarterly review, therefore, the (i) are total amounts. Remuneration for audits and quarterly review includes, audits performed for the financial statement for the Companies Act of Japan, for the Financial Products Exchange Law in Japan and for the quarterly review in accordance with the standards of the PCAOB (Public Company Accounting Oversight Board), audit performed for internal control in accordance with the standards of the PCAOB and the audit performed for internal controls in accordance with the Financial Products Exchange Law in Japan.

(3) Non-audited operations
There is nothing to report on this subject.

(4) Policy for Dismal or Refusal to Rehire an Accounting Auditor
In addition to reasons owning to the Company, the Company will consider dismissal or refusal to rehire an accounting auditor if it is determined that the accounting auditor violated or acted contrary to the Companies Act, Certified Public Accountant Law, or related laws, or acted contrary to good public order or customs.

6. Basic Systems and Policies of the Company to Secure the Appropriateness of Business

(1) Systems for ensuring the compliance of directors with the law and articles of incorporation, and systems for ensuring the proper execution of other duties

The details of the resolution by the Board of Directors of the Company are as follows:

1. Systems for ensuring the compliance of Directors and employees with the law and articles of incorporation in the execution of their duties
(1)
The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others.

(2)	The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
(3)
The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.

(4)
An Office of Internal Audits under the direct control of the president will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.

(5)
For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of Directors, External Directors, executive officers and Auditors, whom will evaluate the content for appropriateness and completeness, and approve any material to be released.

2. Systems for Preserving and Managing Information Related to the Execution of Duties by Directors
(1)
Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by Directors (“performance information”), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.

(2)
The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the Auditors and others without delay.
The duties related to the above fall under the jurisdiction of the Chief Information Security Officer (or Executive Officers) and the Chief Document Management Officer (or Executive Officers).

3. Regulations Governing Risk Management and Other Systems
(1)
The Director (or Executive Officers) that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.

(2)	For certain risk categories, a Review Committee will be established to evaluate the risk and to develop countermeasures.
(3)	A Business Continuity Plan will be developed to address potential emergency situations.
(4)
An Internal Auditor Office under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.

4. Systems for Ensuring the Efficient Execution of Duties by Directors
(1)
A business plan for each fiscal year will be created in line with management objectives, and each operation will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.

(2)
In management of operations, all issues that should be decided by the Board of Directors in accordance with the Regulations of the Board of Directors will be strictly decided by the Board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all Board members in advance.

(3)
In the execution of daily duties, authority will be delegated based on scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.

(4)	To reinforce the Board of Directors’ authority, a certain number of people with notable management acumen will be appointed as External Directors.
5. Systems for Ensuring the Proper Operation of Corporate Groups Formed by Subsidiaries
(1)
Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.

(2)	Subsidiaries will report on required items, and a system for consultation will be established.
(3)	To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
(4)	The Company’s Internal Audit Office will perform internal audits of subsidiaries.
6. Providing Assistance to Auditors
 An Office of Internal Audits will be established and personnel appointed to internal audits on a full-time basis, and these personnel will work closely with the Auditors.
7. Assistants to the Auditors will be Independent of the Directors
(1)	The selection, appointment, and transfer of personnel assigned to the Office of Internal Audits will be done with full consideration of the opinion of the Board of Company Auditors.
(2)	The Office of Internal Audits is under the direct control of the president.
8. Systems for Directors and Assistants to Report to Auditors, and Other Systems for Reporting to Auditors
(1)
Directors and assistants will comply with the Regulations of the Board of Company Auditors, and they will provide the necessary reports on a regular basis or when requested by an Auditor or the Board of Company Auditors.

(2)	Deliberative bodies involved in important decision making, such as the Disclosure Committee, will include Auditors as members.
9. Other Systems for Ensuring Effective Execution of Audits
(1)	To ensure that the Board of Company Auditors can properly execute their duties, a sufficient budget will be created and the necessary external experts retained.
(2)
To preserve the independence of the Independent Auditors, they are prohibited from engaging in specific non-auditing related services. In addition, the Board of Company Auditors must approve any auditing and auditing related services to be provided by the Independent Auditors.

(3)	A financial expert will be appointed to one or more Auditors.

(2) Basic Policy on Control of the Company.
There is nothing to report on this subject.

Consolidated Balance Sheet
As of March 31, 2012

(Unit: JPY thousands)
CURRENT ASSETS:
Cash and cash equivalents	13,536,824
Accounts receivable, net of allowance for doubtful accounts of JPY 107,919 thousand	15,722,135
Inventories	752,075
Prepaid expenses	1,848,344
Deferred tax assets - Current	939,370
Other current assets, net of allowance for doubtful accounts of JPY10,732 thousand	891,560
Total current assets	33,690,308
INVESTMENTS IN EQUITY METHOD INVESTEES	1,406,634
OTHER INVESTMENTS	2,938,146
PROPERTY AND EQUIPMENT, net of accumulated depreciation	19,735,546
GOODWILL	5,788,333
OTHER INTANGIBLE ASSETS, net of accumulated amortization -net	5,396,469
GUARANTEE DEPOSITS	1,899,815
DEFERRED TAX ASSETS - Noncurrent	24,760
NET INVESTMENT IN SALES-TYPE LEASES —Noncurrent	935,446
Prepaid expenses —Noncurrent	1,536,932
OTHER ASSETS, net of allowance for doubtful accounts of JPY-86,388 thousand	140,857
TOTAL	73,493,246

CURRENT LIABILITIES:
Short-term borrowings	9,000,000
Long-term borrowings -Current portion	1,010,000
Capital lease obligations -Current portion	2,997,292
Accounts payable	9,752,923
Income taxes payable	2,210,089
Accrued expenses	2,277,307
Deferred income -Current	1,495,468
Other current liabilities	717,342
Total current liabilities	29,460,421
LONG-TERM BORROWINGS	1,990,000
CAPITAL LEASE OBLIGATIONS - Noncurrent	4,741,241
ACCRUED RETIREMENT AND PENSION COSTS - Noncurrent	1,805,683
DEFERRED TAX LIABILITIES - Noncurrent	652,280
DEFERRED INCOME – Noncurrent	1,547,159
OTHER NONCURRENT LIABILITIES	600,215
Total Liabilities	40,796,999
COMMITMENTS AND CONTINGENCIES	-

EQUITY:
IIJ stockholders’ equity:
Common stock—authorized, 377,600 shares; issued and outstanding, 206,478 shares at March 31, 2012	16,833,847
Additional paid-in capital	27,260,318
Accumulated deficit	(10,990,348)
Accumulated other comprehensive loss	(23,533)
Treasury stock – 3,794 shares held by the company	(392,079)
Total IIJ shareholders' equity	32,688,205
NONCONTROLLING INTERESTS	8,042
Total equity	32,696,247
TOTAL	73,493,246

Consolidated Statement of Income
From April 1, 2011 through March 31, 2012

(Unit: JPY thousands)
REVENUES:
Network services:
Internet connectivity services(corporate use)	14,706,511
Internet connectivity services(home use)	5,717,417
WAN Services	25,666,524
Outsourcing services	17,318,954
Total	63,409,406
Systems integration
Systems Construction	11,997,680
Systems Operation and Maintenance	19,471,641
Total	31,469,321
Equipment sales	1,111,722
ATM operation business	1,324,156
Total revenues	97,314,605
COST AND EXPENSES:
Cost of Network services	49,984,821
Cost of systems integration	24,978,607
Cost of equipment sales	980,279
Cost of ATM operation business	1,382,194
Total cost	77,325,901
Sales and marketing	7,946,852
General and administrative	5,299,608
Research and development	388,761
Total cost and expenses	90,961,122
OPERATING INCOME	6,353,483
OTHER INCOME(EXPENSE):
Interest income	34,602
Interest expense	(299,271)
Foreign exchange losses	(4,549)
Net gains on sales of other investments	(3,154)
Losses on write-down of other investments	(159,592)
Other—net	54,701
Other expense—net	(377,263)
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	5,976,220
INCOME TAX EXPENSE	2,525,486
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	123,776
NET INCIOME	3,574,510
LESS:NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	66,453
NET INCOME ATTRIBUTABLE TO IIJ	3,640,963

Consolidated Statement of Shareholders' Equity
From April 1, 2011 through March 31, 2012

(Unit: JPY thousands)
	Total Equity	Comprehensive income	IIJ shareholders’ equity
			Accumulated deficit	Accumulated other comprehensive income(loss)
BLANCE, APRIL 1,2011	29,641,350		(14,023,259)	(85,134)
Purchase of noncontrolling interests of consolidated subsidiaries	(5)
Subsidiary stock issuance	-
Stock-based compensation	26,843
Comprehensive income:
Net Income (loss)	3,574,510	3,574,510	3,640,963
Other Comprehensive income,net of tax	61,601	61,601		61,601
Total comprehensive Income	3,636,111	3,636,111
Payment of dividends	(608,052)		(608,052)
BALANCE, MARCH 31,2012	32,696,247		(10,990,348)	(23,533)

	IIJ shareholders’ equity			NONCONTROLLING INTERESTS
	Common stock	Treasury Stock	Additional Paid-in Capital
BLANCE, APRIL 1,2011	16,833,847	(392,079)	27,318,912	(10,937)
Purchase of noncontrolling interests of consolidated subsidiaries			(19,395)	19,390
Subsidiary stock issuance			(66,042)	66,042
Stock-based compensation			26,843
Comprehensive income:
Net Income (loss)				(66,453)
Other Comprehensive loss,net of tax
Total comprehensive income
Payment of dividends
BALANCE, MARCH 31,2012	16,833,847	(392,079)	27,260,318	8,042

Notes to the Consolidated Financial Statements

1. Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements

1-1. Matters regarding scope of consolidation

(1) Number of consolidated subsidiaries and names of consolidated subsidiaries
Number of consolidated subsidiaries: 8
Names of consolidated subsidiaries:IIJ-II, IIJ-Global, IIJ-A, Trust Networks, Net Care, Net Chart, hi-ho and   .
IIJ-GS China

1-2. Matters regarding equity method investees

(1) Number and names of equity method investees
Number of equity method investees: 4
Names of equity method investees: Internet Multifeed Co., Internet Revolution Inc., Trinity Inc. and i-Heart, Inc.

1-3. Significant accounting policies

(1) Basis of presentation
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP“) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

(2) Appraisal method and policy of assets
a. Securities
IIJ accounts for its securities in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards codifications (“ASC”) 320 “Investments-Debt and Equity Securities.
Available-for-sale securities are recorded at fair value as of the end of the fiscal year. (Realized gains or losses are determined on the moving average cost method.). Unrealized gains or losses (net of tax) are recorded in accumulated other comprehensive loss of shareholders’ equity.
Nonmarketable equity and debt securities are determined on the cost method. (Realized losses are determined on the moving average cost method.)
b. Inventries
Inventories consist mainly of network equipment purchased for resale and work-in-process for development of network systems.
Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.
Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.

(3) Depreciation and amortization of property and equipment
Depreciation and amortization of property and equipment, are computed principally using the straight-line method. The useful lives for depreciation and amortization by major asset classes are as follows:

Buildings	20 years
Data communications, office and other equipment	2 to 20 years
Leasehold improvements	3 to 20 years
Construction other than buildings	20 years
Purchased software	5 years
Capitalized leases	4 to 7 years

(4) Leases

Capital leases, which meet specific criteria noted in ASC840, “Accounting for Leases”, are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

(5) Impairment of long-lived assets
In accordance with ASC360 “Property, Plant, and Equipment”, IIJ evaluates the impairment of long-lived assets other than goodwill and intangible assets that are deemed to have indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

(6) Goodwill and other intangible assets
Goodwill is recognized primarily as the excess of the cost of an acquired shares of consolidated subsidiaries over the estimated fair value of the subsidiaries’ net assets acquired. In accordance with ASC350 “Intangibles-Goodwill and Other”, goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.
For those intangible assets of JPY5,222,590 thousands that have finite useful lives are amortized over 6 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(7) Standard for allowance
    a. Allowance for doubtful accounts
An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.
b. Pension and severance indemnities plans
In accordance with ASC715 “Compensation-Retirement Benefits”, the cost of the pension plans and severance indemnities plans are accrued based on the fair value of those amounts determined as of the end of the fiscal year. The unrecognized net obligation at the date of initial application is being amortized over 21 years using the straight-line method and for unrecognized actuarial losses, in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets is amortized over 14 years.

(8) Revenue Recognition
Network service revenues are billed and recognized monthly on a straight-line basis. Initital set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.
System integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software not essential to the hardware product’s functionality and (2) those in which the Company does not resell or license any software products, or those in which the Company resells third-party off-the-shelf software essential to the hardware product’s functionality. The deliverables related to software in category (1) are subject to ASC985-605 “Software Revenue Recognition”. The deliverables in category (1) but are not subject to ASC985-605 “Software Revenue Recognition” are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements”. The deliverables in category (2) are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements” to determine the separate units of accounting. In addition, system construction service arrangements in both category (1) and (2), basically completes within three months and the revenues are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.
Equipment sales revenues are recognized when equipment is delivered and accepted by the customer.
The Criteria outlined in ASC605-45 “ Principal Agent Considerations” is evaluated in determining whether it is appropirate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment Sales.
ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues.

 (9) Income Tax
Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.
ASC740 “Income Taxes”, was adopted for accounting for uncertainty in income taxes. The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.
The Japanese statutory corporate tax rate will be changed from the fiscal year beginning on and after April 1, 2012. Under the new amendments, the Japanese statutory corporate tax rate of 41.0%, which has been applied to the calculation of deferred tax assets and liabilities, shall be changed to 38.3% for the temporary differences expected to be cleared during the period from the fiscal year beginning on April 1, 2012 to the fiscal year beginning on April 1, 2014. As for the temporary differences expected to be cleared in the fiscal year beginning  on and after April 1, 2015, the Japanese statutory corporate tax rate of 35.9% shall be applied. As compared with the case where it is based on the statutory tax rate before the change, the amount of deferred tax liabilities (net of deferred tax assets) as of March 31, 2012 has decreased by JPY 110,381 thousand and net income attributable to IIJ has increased by JPY 110,381 thousand.

 (10) Other significant accounting policies
    a. Consumption tax
Consumption tax is separately recorded.
    b. Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Changes in Presentation
(1)
“Net Investment in Sales-type Leases-noncurrent” and “Prepaid expenses -noncurrent”, which were previously included in “Other Assets”, have been reclassified and shown in a separate line in the consolidated balance sheets. “Net Investment in Sales-type Leases-noncurrent”and “Prepaid expenses -noncurrentDeferred income-noncurrent” as of the end of the previous fiscal year were JPY 1,266,407 thousand and JPY 1,187,219 thousand, respectively.

(2)
“Income taxes payable”, which was previously included in “Other current liabilities”, has been reclassified and shown in a separate line in the consolidated balance sheets. “Income taxes payable” as of the end of the previous fiscal year was JPY 355,183 thousand.

3. Notes to Consolidated Balance Sheet
Amount equivalent to accumulated depriciation and amortization of property and equipment:  JPY 25,693,163 thousand

4. Notes to Consolidated Statements of Shareholders’ Equity
(1) Number of shares issued and outstanding as of March 31, 2012
  　　　Common stock     206,478 shares

(2) Dividend from surplus
(i) Amount of dividends paid
Resolution	Classes of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2011	Common stock	JPY 304,026 thousand	JPY 1,500	March 31, 2011	June 29, 2011
Board of Directors’ meeting held on November 8, 2011	Common stock	JPY 304,026 thousand	JPY 1,500	September 30, 2011	December 6, 2011

(ii) Dividends decleared during the year ended March 31, 2012 and to be paid during the next fiscal year.
Resolution	Classes of stock	A Source of dividend	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 27, 2012	Common stock	Retained earning	JPY 354,697 thousand	JPY 1,750	March 31, 2012	June 28, 2012

(3) Number of common stock to be acquired by exercising stock acquisition rights outstanding as of March 31,2012
Common stock     138 shares

(4) Other Comprehensive Loss
Other comprehensive Loss includes translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and pension liability adjustments.

5. Notes to Financial Instruments
(1) Conditions of financial instruments
(i) The Company's policy for financial instruments
We primarily lease our network equipment under capital lease arrangements. Fund management(investment in financial instruments whose principals are guaranteed or short-term deposits) are principally made within its own money

(ii) Risks of financial instruments
- Account receivables are exposed to credit risks of customers.
- Available-for-sale equity securities are exposed to market volatility risks.
- Accounts payable are mostly due within one year.
- Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

(iii) Risk management for financial instruments
- The Company controls crdit risk in accordance with its credit risk guideline
- The Company reviews the fair value of available-for-sale equity securities on a regular basis.
- The Company controls liquidity risk by adequately forecasting and managing liquidity needs.

(2) Fair value of financial instruments
Book value, fair value and differences as of March 31, 2012 are as follows. Financial instruments, of which are extremely difficult to evaluate tha fair value, are not included in the table below:
(Unit: JPY thousands)
	Amount recognized in Consolidated Balance Sheet	Market Value	Differences
(1) Cash and cash equivalent	13,536,824	13,536,824	-
(2) Accounts receivable	15,722,135	15,722,135	-
(3) OTHER INVESTMENTS
Available for sale equity securities	860,914	860,914	-
(4) Short-term borrowings	9,000,000	9,000,000	-
(5) Long-term borrowings –current	1,010,000	1,010,000	-
(6) Capital lease obligations—current	2,997,292	2,997,292	-
(7) Accounts payable	9,752,923	9,752,923	-
(8) Long-term borrowings	1,990,000	1,990,000	-
(9) Capital lease obligations—noncurrent	4,741,241	4,690,658	50,583
(Notes)
1.
Cash and cash equivalent, Accounts receivable, Short-term borrowings、Capital lease obligations-current and Accounts payable are stated at book value, because they are short-term and their book values are approximately the same as their fair values. Long-term borrowings, including current and noncurrent, are stated at book value because interest rates for long-term borrowings are determined every three months and book values are approximately the same as their fair values

2.	Other investments
The fair values of available-for-sale securities are evaluated using quoted prices in active markets.
(i) The amount of available-for-sale securities between the book value and the acquisition cost are as follows:
				(Unit: JPY thousands)
		Acquisition cost	Book value	Difference
Book value > Acquisition cost	Equity securities	309,376	727,571	418,195
Book value < Acquisition cost	Equity securities	142,028	133,343	(8,685)
Total		451,404	860,914	409,510
(ii) For available-for-sale securities, proceeds from sales were JPY226,346 thousand, losses from sales were JPY 12,294 thousand and gains from sales were JPY9,140 thousand.

3.	Capital lease obligations-noncurrent
The balance of Capital lease obligations-noncurrent were calculated at the net present value of the future receipt amounts.
The future lease payments as of March 31, 2012 were as follows:
					(Unit: JPY thousands)
Class	Less than 1 Year	1 to 2 years	2 to 3 years	3 to 4 years	More than 4 years
Capital lease obligations	3,142,808	2,416,267	1,779,089	629,468	38,655
4.
 Investment in Equity method investee (book value of JPY1,406,634 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

5.
 Nonmarketable equity securities and others included in other investments (book value of JPY2,077,232 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

6.
 Deposits (book value of JPY1,899,815 thousand) is not included in the above because it is extremely difficult to evaluate fair value as the term of contract is uncertain and the timing for refund is not determined.

6. Notes to per share information

(1) Total shareholders’ equity per share: JPY 161,276.69

(2) Basic net income attributable to IIJ per share: JPY 17,963.74

7.  Subsequent events
There is nothing to report on this subject.

Non-consolidated Balance Sheet
As of March 31, 2012
(Unit: JPY thousands)
Assets		Liabilities
Item	Amount	Item	Amount
[Current assets]	24,212,588	[Current liabilities]	24,486,303
Cash and bank deposits	8,380,212	Accounts payable	1,991,866
Accounts receivable	10,523,568	Short-term borrowings	10,560,000
Investment in Lease	1,551,110	Long-term borrowing-current	1,010,000
Merchandise	31,280	Accounts payable – other	3,165,547
Work in process	486,391	Capital lease obligations (current)	3,084,428
Supplies	243,002	Accrued expense	468,836
Prepaid expenses	1,524,893	Accounts payable – Fixed assets	601,008
Accounts receivable - other	1,073,081	Income taxes payable	2,018,144
Short-term loans	2,024	Consumption taxes payable	159,776
Loans to affiliated companies	88,746	Deposits received	68,428
Deferred tax assets – current	434,704	Advance received	168,984
Other current assets	9,435	Deferred income	1,110,217
Allowance for doubtful accounts	(135,858)	Other current liabilities	79,069

[Fixed assets]	40,342,086	[Long-term liabilities]	9,798,843
<Property and Equipment>	10,071,507	Long –term borrowings	1,990,000
Land	150	Long –term accounts Payable	17,016
Buildings	167,071	Deferred income -noncurrent	769,281
Leasehold improvements	2,369,938	Capital lease obligations (noncurrent)	4,942,358
Construction other than Buildings	328,531	Asset retirement obligations	256,895
Data communication equipment and office equipment	4,421,457	Accrued pension and severance cost	1,186,747
Assets under capital leases	17,811,102	Accrued directors’ retirement Benefits	257,680
Construction in Progress	36,628	Deferred tax liabilities (noncurrent)	349,531
Accumulated depreciation	(15,063,370)	Other long-term liabilities	29,335
<Intangible assets>	10,043,674	Total Liabilities	34,285,146
Goodwill	2,121,495	[Shareholders’ equity]	30,012,933
Customer relationship	1,902,983	<Common stock>	14,294,625
Telephone rights	9,718	<Capital surplus>	1,038,222
Software	5,827,512	Additional paid-in capital	1,015,310
Assets under capital leases	181,966	Other Capital surplus	22,912
<Investments and other assets>	20,226,905	<Earned surplus>	15,065,286
Investments in securities	1,745,953	Legal reserve	239,394
Money held in trust	922,698	Other Earned surplus	14,825,892
Investments in affiliated Companies	14,162,661	Earned surplus brought Forward	14,825,892
Long-term prepaid expenses	1,085,055	<Treasury stock>	(385,200)
Guarantee deposits	1,693,500	[Valuation and translation adjustment]	229,752
Claims against insolvencies	58,708	Net unrealized gains on securities	229,752
Investment in Lease	415,515	[Subscription rights to shares]	26,843
Other investments	223,474	Subscription rights to shares	26,843
Allowance for doubtful Accounts	(80,659)	Total Shareholders’ equity	30,269,528
Total assets	64,554,674	Total liabilities and Shareholders’ equity	64,554,674

Non-consolidated Statement of Income
(From April 1, 2011 to March 31, 2012)

(Unit: JPY thousands)
Item	Amount
[Total revenues]		65,371,516
[Total costs of revenues]		52,396,364
Gross margin		12,975,152
[ Total Sales and administrative expense]		9,247,414
Operating income		3,727,738
[Non-operating income]
Interest income	3,900
Dividends income	465,866
Commissions received	20,364
Royalty charge and commissions received	3,921
Foreign exchange gain	10,987
Other non-operating income	5,544	510,582
[Non-operating expenses]
Interest expense	272,664
Allowance for doubtful accounts	5,451
Losses on investments on anonymous association	17,536
Other non-operating expenses	11,004	306,655
Ordinary income		3,931,665
[Extraordinary income]
Gains on sales of investments in securities	21,064	21,064
[Extraordinary loss]
Losses on valuation of shares of affiliated companies	28,084
Losses on disposal of fixed assets	23,152
Losses on sales of fixed assets	1,704
Losses on valuation of investments in securities	159,592
Other extraordinary loss	9,447	221,979
Income before income taxes		3,730,750
Income tax -current		1,393,025
Income tax -deferred		50,959
Net income		2,286,766

Non-consolidated Statement of Shareholders' Equity
(From April 1, 2011 through March 31, 2012)

   (Unit: JPY thousands)
	Shareholders’ equity
	Common stock	Capital surplus			Earned surplus
		Additional Paid-in Capital	Other Capital Surplus	Total Capital surplus	Legal reserve	Other Earned surplus	Total Earned surplus
						Earned surplus Brought forward
BALANCE, APRIL 1, 2011	14,294,625	1,015,310	22,912	1,038,222	178,589	13,207,983	13,386,572
Changes in the Term
Payment of Dividends	-	-	-	-		(608,052)	(608,052)
Fund for Legal reserve	-	-	-	-	60,805	(60,805)	-
Net income	-	-	-	-	-	2,286,766	2,286,766
Net changes other than shareholders’ equity	-	-	-	-	-	-	-
Total changes in the term	-	-	-	-	60,805	1,617,909	1,678,714
BALANCE, March 31, 2012	14,294,625	1,015,310	22,912	1,038,222	239,394	14,825,892	15,065,286

	Shareholders’ equity		Valuation and translation adjustments	Subscription rights to shares Subscription rights to shares	Total Shareholders’ equity
	Treasury stock	Total shareholders’ equity	Net unrealized holding gains or losses on securities
BALANCE, APRIL 1, 2011	(385,200)	28,334,219	73,940	-	28,408,159
Changes in the Term
Payment of Dividends	-	(608,052)	-	-	(608,052)
Fund for Legal reserve	-	-	-	-	-
Net income	-	2,286,766	-	-	2,286,766
Net changes other than shareholders’ equity	-	-	155,812	26,843	182,655
Total changes in the term	-	1,678,714	155,812	26,843	1,861,369
BALANCE, March 31, 2012	(385,200)	30,012,933	229,752	26,843	30,269,528

Notes to non-consolidated financial statements

1. Notes to Significant Matters Regarding accounting policies of Non-Consolidated Financial Statements

1-1. Standards for valuation and recording of assets

(1) Valuation standards and methods for securities
Shares of subsidiaries and affiliates: Stated at cost based on the moving average method.
Other securities:
Marketable Securities:
Market value method based on the market price, etc. as of the end of the fiscal year (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)
Non-Marketable Securities:
Stated at cost based on the moving average method. Investments in limited liability investment partnerships and similar partnerships are accounted for by including the Company’s net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.

(2) Valuation standards and methods for inventories
Valuation standards for inventories are stated at cost based (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).
Merchandise and supplies:                                                               moving average method
Work in process:                                           specific identification method

1-2. Depreciation methods for assets

(1) Property, Plant and Equipment (Excluding Asset under capital lease)
Declining balance method (However, the assets for rental services with definite service period are depreciated by Straight-line method.）
Depreciable assets whose acquisition values are JPY 100,000 or more but less than JPY 200,000 are depreciated in equal installments over three years.
The useful lives of major depreciable assets are as specified below:
Buildings:	20 years
Plant and buildings facilities annexed:	8-20 years
Construction other than buildings:	20 years
Tools, machines, instruments and equipments:	3-20 years

(2) Intangible fixed assets (Excluding Asset under capital lease)
Straight line method
Internal-use software is amortized over the estimated useful lives (5 years).
Software used for services are amortized for either the amount based on total estimated revenues over the estimated useful lives (5 years ) or equally allocated amount over the residual useful lives, whichever is larger.
Goodwill are amortized over 20 years and customer relationships are amortized over 5 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(3) Asset under capital lease
Capital leases other than those deemed to transfer ownership of properties to lessees are amortized over the term of leases on a straight-line basis and the residual values equals zero.

1-3. Standards for recording of allowances

(1) Allowance for doubtful accounts
To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

(2) Accrued pension and severance cost
To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term.
The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

 (3) Accrued directors’ retirement benefits
To prepare for payment of retirement benefits to full time company auditors, IIJ calculates the required amount based on regulation of Directors’ and Company Auditors’ retirement benefits.

On May 26, 2011, IIJ’s Board of Directors resolved to abolish the retirement allowance plan for Standing Directors. In this connection, IIJ proposed to grant a retirement allowance to incumbent Directors in line with the abolition of the Directors’ retirement allowance plan, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of the 19th Ordinary General Meeting of Shareholders and was resolved accordingly at the 19th Ordinary General Meeting of Shareholders. The payment of each of the retirement allowances will be made for a reasonable amount in accordance with the Company’s established rules at the time of retirement of each Director. Accordingly, the allowance for retirement payment was included in Accrued directors’ retirement Benefits.

1-4. Standards for recording of sales and costs
Standards for recording of sales and costs for financial lease transactions
Revenue and costs are recognized when lease receivable are received.

1-5. Other significant accounting policies
(1) Consumption tax
Consumption tax is separately recorded.

(2) Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Change in Presentation
“Money held in trust”, which was previously included in “Other investments”, has been reclassified and shown in a separate line in the balance sheets. “Money held in trust” as of the end of the previous fiscal year was JPY 699,020 thousand.

3. Notes to Non-Consolidated balance sheet
Monetary claims and liabilities to subsidiaries
Short-term monetary claims:	JPY 1,662,392	thousand
Short-term monetary liabilities:	JPY 2,894,511	thousand

4. Notes to Non-Consolidated statement of income
Transactions with subsidiaries
Revenues:	JPY 1,985,217	thousand
Purchases:	JPY 9,868,439	thousand
Turnover from non-operating transactions:	JPY 27,366	thousand

5. Notes to Non-Consolidated statement of shareholders’ equity
Number of treasury stock as of March 31, 2012
Common stock 3,794 shares

6. Asset retirement obligations
(1) The Company recorded asset retirement obligations for restoration expense of office premises and land for a data center in order to comply with the lease agreement.

(2) Calculation method for Asset Retirement Obligations
The asset retirement obligations were calculated using the use period for leasehold estimated to be 20 years based on the contract period, head quarter office space to be 40 years and branch offices to be 20 years based on the office plan and with the discount rate estimated to be from 2.3% to 3.2%, calculated based on the distribution yield of Japanese government bond for the corresponding period.

(3) Increase and decrease of Asset Retirement Obligations as of March 31, 2012
Balance at beginning of the fiscal year :	JPY 231,675	thousand
Increase in relation to the acquisition of assets:	JPY 17,826	thousand
Other increases:	JPY 7,394	thousand
Balance at the end of the fiscal year:	JPY 256,895	thousand

7. Deferred tax accounting
(1) Significant components of deferred tax assets and liabilities:

Deferred tax assets
Tax operating loss carry forward:	JPY	143,427	thousand
Impairment loss on investment securities:		330,169
Reserve for retirement benefit for directors and company auditors:		91,734
Reserve for retirement benefit for employees:		422,482
Impairment loss on subsidiaries’ securities:		1,160,284
Loss on disposal of telephone rights:		55,235
Impairment loss of telephone rights:		20,167
Accrued enterprise taxes:		126,063
Revenue Deferred:		17,668
Account payable for Defined contribution plan:		12,932
Research and development cost		62,720
Asset retirement obligations:		91,455
Others:		253,418
Subtotal of deferred tax assets:		2,787,754
Valuation allowance:		(1,807,367)
Total of deferred tax assets:		980,387
Deferred tax liabilities:
Unrealized gain on other securities:		148,435
Long-lived assets associated with asset retirement obligations:		61,848
Customer Relationship:		684,931
Total of deferred tax liabilities:		895,214
Net amount of deferred tax assets:	JPY	85,173	thousand

(2) Changes to the amount of deferred tax assets and liabilities in accordance with the revision of the corporate tax rate and other factors
In accordance with the Japanese laws No. 114 and No. 117, legislated on December 2, 2011, the corporate tax rate imposed to the Company shall be amended from the fiscal year beginning on and after April 1, 2012.
Under the new amendments, the Japanese statutory corporate tax rate of 40.7%, which has been applied to the calculation of deferred tax assets and liabilities, shall be changed to 38.0% for the temporary differences expected to be cleared during the period from the fiscal year beginning on April 1, 2012 to the fiscal year beginning on April 1, 2014. As for the temporary differences expected to be cleared in the fiscal year beginning on and after April 1, 2015, the Japanese statutory corporate tax rate of 35.6% shall be applied.
As a result of this change, the amount of deferred tax assets, net of deferred tax liabilities, as of March 31, 2012 has increased by JPY 25,133 thousand, while the income tax adjustments accounted for the fiscal year ended March 31, 2012 has decreased by JPY 4,041 thousand and net unrealized gains on securities as of March 31, 2012 has increased by JPY 21,092 thousand.

8. Notes regarding related party transactions

(1) Transactions with subsidiaries
Attribute	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of Yen)	Account	Balance as of March 31, 2012 (Thousands of Yen)
				Collateral offices of directors	Business Relation
Subsidiary	IIJ -Global	Domestic network outsourcing related services	100.0%	Yes	Customer and supplier	Borrowings of funds	1,400,000 (Notes 2-a)	Short-term borrowings	1,400,000
Subsidiary	Net Care	Operation and monitoring of network systems, customer service support and call centers	100.0%	Yes	Customer and supplier	Purchase related to systems integration	6,950,177 (Notes2-b)	Accounts payable	82,979
								Accounts payable – other	648,376
						Borrowings of funds	460,000 (Notes 2-a)	Short-term borrowings	460,000

(2) Transactions with other affiliated company’s subsidiary
Attribute	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of Yen)	Account	Balance as of March 31, 2012 (Thousands of Yen)
				collateral offices of directors	Business relation
Other affiliated company’s subsidiary	NTT Communications Corporation	Domestic and international telecommunications services	5.0%	No	Customer and supplier	Network facilities for the operation of network services and data center facilities	6,075,141 (Notes 2-c)	Account payable Account payable -other	9,854 527,505
(Notes)
    1. Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2011.
2. Terms and conditions of the above transactions:
a. Borrowings with IIJ-Global and Short-term borrowings with Net Care are based on the policy to use group finance efficiently. The interest is based on the external financing.

b. The cost and other conditions of purchase of maintenance, operation and construction for network system are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

c. The cost for domestic and international connectivity and data center facilities for the operation of network services and others are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

9. Notes to per share information

(1) Shareholders’ equity per share: JPY 149,211.02

(2) Net income per share:                JPY 11,282.42

10. Subsequent events
There is nothing to report on this subject.

11. Additional information
From the beginning of the fiscal year, the “Accounting Standard for Accounting Changes and Error Corrections (ASBJ Statement No.24 December 4, 2009)” and the “Guidance on Accounting Standard for Accounting Changes and Error Corrections (ASBJ Guidance No.24 December 4, 2009)” were adopted to make changes in accounting principles and corrections of errors from previous years.

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 24, 2012

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe (seal)

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Keiji Nakae (seal)

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity and the related notes of Internet Initiative Japan Inc. (the “Company”) as at March 31, 2012 and for the fiscal year from April 1, 2011 to March 31, 2012 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

       Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

       An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessment, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above, which were in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Interest
Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

TRANSLATION
Certified Copy

INDEPENDENT AUDITORS' REPORT

May 24, 2012

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Shuko Shimoe (seal)

Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant:
Keiji Nakae (seal)

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of shareholders’ equity and the related notes, and the supplementary schedules of Internet Initiative Japan Inc. (the “Company”) as at March 31, 2012 and for the fiscal year from April 1, 2011 to March 31, 2012 (20th term) in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Non-Consolidated Financial Statements and Others
Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of  non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility
   Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as Independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Interest
Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and “the supplementary schedules” referred to in this report are not included in the attached financial documents.

TRANSLATION
Certified Copy

Audit Report

Based on audit reports from each Company Auditor, and following due discussion at meetings, the Board of Company Auditors has prepared this audit report regarding the execution of the duties of Directors of the Company during the 20th fiscal year from April 1, 2011 to March 31, 2012. The Board of Company Auditors hereby reports as follows.

1.  Auditing Methodology Employed by Company Auditors and the Board of Company Auditors and Details Thereof
The Board of Company Auditors established an auditing policy, an auditing plan, the assignment of the duties of each Company Auditor and etc., and received reports from each Company Auditor on the status of the implementation of audits and the results thereof, as well as reports from Directors of the Company and etc., and also the Independent Auditor regarding the status of their duties, and requested explanations as necessary.
In accordance with the auditing standards for Company Auditors established by the Board of Company Auditors, and based on the auditing policy and the assignment of duties, etc., each Company Auditor has taken steps to facilitate communication with Directors of the Company and the Internal Audit Department as well as other employees, and has endeavored to gather information and create an improved environment for auditing. Each Company Auditor also attended meetings of the Board of Directors and other important meetings, received reports from Directors of the Company, employees and other related persons on the performance of their duties and requested explanations regarding such reports as necessary. In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices of the Company. The Board of Company Auditors also carried out our audit and verification of the particulars of the Board of Directors resolution relating to establishment of structures as set forth in the Companies Act implementation regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Director’s performance of their duties is inconformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha as well as the structures established pursuant to such resolutions (internal control systems).
As for the subsidiaries of the Company, each Company Auditor has taken steps to facilitate communication with the directors, company auditors and other related persons of the subsidiaries and to share information among them and received reports from the subsidiaries regarding their businesses as necessary. Based on the foregoing methodology, the Board of Company Auditors evaluated the business reports and the supplementary schedules for this fiscal year.
In addition, the Company Auditors also audited and examined whether the Independent Auditor maintains its independence and carries out audits in an appropriate manner. The Company Auditors received reports from the Independent Auditor on the performance of its duties and requested explanations regarding those reports as necessary. The Company Auditors also received notification from the Independent Auditor that it has taken steps to improve the “System to Ensure Appropriate Execution of the Duties of the Independent Auditor” (as enumerated in each item of Article 131 of the Company Calculation Regulations) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc. and requested explanations on such notification as necessary.  Based on the foregoing methodology, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of shareholders’ equity and notes to the non-consolidated financial statements) and the supplementary schedules thereto, and also the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholder’s equity and notes to the consolidated financial statements).

2.  Audit Results
(1) Audit Results on the Business Report, etc.
A.
In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.
With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.
In our opinion, the content of the resolutions made by the Board of Directors of the Company regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2) Results of Audit of the Financial Statements and Supplementary Schedules
In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are fair and reasonable.
(3) Results of Audit of the Consolidated Financial Statements
In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are appropriate.

May 25, 2012
Board of Company Auditors
Internet Initiative Japan Inc.

Full-time Company Auditor	Kazuhiro Ohira	(seal)
Full-time Company Auditor	Shunichi Kozasa	(seal)
Company Auditor	Masaki Okada	(seal)
Company Auditor	Masaaki Koizumi	(seal)

Note: Full-time Company Auditor, Kazuhiro Ohira, and two Company Auditors, Masaki Okada and Masaaki Koizumi, are outside auditors as provided in Article 2, Item 16, and Article 335, Paragraph 3 of the Companies Act.

Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1:           Appropriation of Retained Earnings
The Company endeavors to return profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the employment of retained earnings for the enhancement of the Company’s financial condition, the mid-term expansion of its business and investment.
Based on the policy described above, considering this fiscal year’s financial results, the Company proposes that year-end dividends be distributed as follows.
When this Item 1 is approved and resolved as proposed, the annual amount of the dividends for this fiscal period will be 3,250 yen per share, an increase of 500 yen per share from the previous fiscal period, including the interim dividend paid at the amount of 1,500 yen per share in December 2011.

1. Type of dividend property
Cash
2. Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment
1,750 yen per share of common stock of the Company
Total amount of Dividend Payment: 354,697,000 yen.
3. Effective date of dividend payment
    June 28, 2012

Item 2:           Election of Eight (8) Directors
As the term of office of eight (8) incumbent Directors, Senji Yamamoto, Takeshi Kikuchi, Takamichi Miyoshi, Akihisa Watai, Yasurou Tanahashi, Takashi Hiroi, Shingo Oda and Yoshifumi Nishikawa will expire at the close of this ordinary general meeting of shareholders, it is proposed that eight (8) Directors be elected.
The candidates for positions as Directors are as follows:

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company	Number of Shares Owned
1	Senji Yamamoto April 14, 1946
Apr. 1970  Joined Sony Corporation
Jan. 1998  President of Sony Communication Network
                     Corporation
(Currently, So-net Entertainment Corporation)
Jun. 2000  President and CEO of the same
Oct. 2005  Director of IIJ Technology Inc.
Apr. 2006  Director of IIJ Financial Systems Inc
June 2006  Director of the Company
Vice Chairman and Representative Director of
IIJ Technology Inc.
President and Representative Director of IIJ
Financial Systems Inc.
Apr. 2010  Director and Vice President of the Company
(Current position)
< Important concurrent posts >
Chairman and Representative Director of IIJ Global
Solutions Inc.
			87
2	Takeshi Kikuchi April 27, 1959	Apr. 1983 Joined Itochu Corporation Apr. 1996 Temporarily transferred to the Company July 1999 Joined IIJ Technology Inc. Oct. 2005 President and Representative Director of the same June 2010 Senior Managing Director and Division Director of Enterprise Business Division 2 of the Company (Current position)	294
3	Takamichi Miyoshi May 5, 1963	Apr. 1993 Joined the Company June 2002 Director of the Company Apr. 2004 Director and General Manager, Strategy Planning Division of the Company Apr. 2010 Managing Director, Technological Strategy of the Company (Current position)	397
4	Akihisa Watai September 30, 1965	Apr. 1989 Joined Sumitomo Bank, Ltd. (Currently, Sumitomo Mitsui Banking Corporation) Aug. 1996 Temporarily transferred to the Company Feb. 2000 Joined the Company Apr. 2004 General Manager, Finance Division of the Company June 2004 Director and Chief Financial Officer of the Company Apr. 2010 Managing Director and Chief Financial Officer of the Company (Current position) Apr. 2011 Division Director of Corporate Planning Division of the Company (Current position)	56
5	Yasurou Tanahashi January 4, 1941
Apr. 1963  Joined Fuji Iron & Steel Co., Ltd.
(Currently, Nippon Steel Corporation)
Apr. 2000  President and Representative Director of Nippon Steel
Information & Communication System Inc.
(Currently, NS Solutions Corporation)
Apr. 2001  President and Representative Director of NS Solutions
Corporation
Apr. 2003  Chairman and Representative Director of the same
June 2004  Director of the Company (Current position)
May 2005  Chairman of Japan Information Technology Services
Industry Association
< Important concurrent posts >
Outside Director of Murata Manufacturing Company, Ltd.
Outside Director of Yokogawa Electric Corporation
			0

6	Takashi Hiroi February 13, 1963
Apr. 1986  Joined Nippon Telegraph and Telephone Public
Corporation
Apr. 2002  Senior Manager, Department 4 of the same
July 2002  Senior Manager, Department 1 of the same
June 2004  Director of the Company (Current position)
May 2005  Senior Manager of Corporate Management Strategy
Division of Nippon Telegraph and Telephone
Corporation
June 2008  General Manager of New Business Promoting Division of the same
July 2009  General Manager of Business Planning Division
of the same
(Current position)
< Important concurrent posts >
General Manager of Business Planning Division of Nippon
Telegraph and Telephone Corporation
			0
7	Shingo Oda November 8, 1944	Apr. 1970 Joined Yokokawa Hewlett-Packard Company (Currently, Hewlett-Packard Japan, Ltd) Feb. 2002 Executive Vice President of Hewlett-Packard Japan, Ltd May 2005 President and Representative Director of the same June 2008 Director of the Company (Current position) < Important concurrent posts > Outside Director of IT Holdings Corporation	0
8	Yoshifumi Nishikawa August 3, 1938	Apr. 1961 Joined Sumitomo Bank, Ltd (Currently, Sumitomo Mitsui Banking Corporation) June 1997 President of the same Apr. 2001 President and CEO of Sumitomo Mitsui Banking Corporation Dec. 2002 President of Sumitomo Mitsui Financial Group, Inc. June 2005 Director of the Company Jan. 2006 President and CEO of Japan Post Corporation Apr. 2007 President of Japan Post June 2010 Director of the Company (Current position) < Important concurrent posts > Honorary Adviser of Sumitomo Mitsui Banking Corporation	0
(Notes)
(a) There is no special interest between the candidates and the Company.
(b)
Mr. Yasurou Tanahashi is a candidate for Outside Director. Since he has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be eight (8) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.

(c)
Mr. Takashi Hiroi is a candidate for Outside Director. Since he is General Manager of Business Planning Division of Nippon Telegraph and Telephone Corporation and has abundant experience in information technology and telecommunication business, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be eight (8) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.

(d)
Mr. Shingo Oda is a candidate for Outside Director. Since he has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be four (4) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director.

(e)
The Company appoints Mr. Yasurou Tanahashi and Mr. Shingo Oda as our independent Directors required to be secured by the Tokyo Stock Exchange. If Mr. Yasurou Tanahashi and Mr. Shingo Oda are appointed as our Directors, we will continue to appoint them as our independent Directors.

Item 3:           Election of Three (3) Company Auditors
As the term of office of three (3) incumbent Company Auditors, Kazuhiro Ohira, Masaki Okada and Masaaki Koizumi will expire at the close of this ordinary general meeting of shareholders, it is proposed that three (3) Company Auditors be elected.
The candidates for positions as Directors are as follows:
Prior to the submission of this proposed item, we have already obtained the consent of the Board of Company Auditors.

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company	Number of Shares Owned
1	Kazuhiro Ohira December. 26, 1957	Apr. 1980 Joined The Dai-ichi Mutual Life Insurance Company (Currently, The Dai-ichi Life Insurance Company, Ltd.) Apr. 2008 General Manager of International Corporate Relations Dept. of the same June 2010 Fulltime Company Auditor of the Company (Current position)	0
2	Masaki Okada January 9, 1959	Apr. 1988 Admitted, Dai-ni Tokyo Bar Association and joined Ishii Law Office Aug. 1997 Partner of the same (Current Position) June 2004 Company Auditor of the Company (Current position) Apr. 2007 Sub-Chairman of Dai-ni Tokyo Bar Association < Important concurrent posts > Partner of Ishii Law Office	0
3	Masaaki Koizumi October 4, 1964	Oct. 1987 Joined Eiwa & Co.(Currently, Azusa & Co.) Oct. 2003 Established Koizumi CPA Office (Current position) June 2004 Company Auditor of the Company (Current position) < Important concurrent posts > CPA, Koizumi CPA Office Outside Director of LIFENET INSURANCE COMPANY	0
(Notes)
(a) There is no special interest between the candidates and the Company.
(b)
Mr. Kazuhiro Ohira is a candidate for the Outside Company Auditor. Although Mr. Ohira has not engaged in the Company’s management other than being an Outside Company Auditor, he is believed to execute the duties of the Outside Company Auditor properly with his extensive experience and profound knowledge of business management and internal control. He is presently an Outside Company Auditor of the Company, and his total term of office as an Outside Company Auditor will be two (2) years at the close of this Ordinary General Meeting of Shareholders.

(c)
Mr. Masaki Okada is a candidate for Outside Company Auditor. Although he has not engaged in company management other than being an Outside Company Auditor, he is believed to execute the duties of an Outside Company Auditor properly in view of his experienced professional career as a laywer. He is presently an Outside Company Auditor of the Company, and his total term of office as an Outside Company Auditor will be eight (8) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Company Auditor, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Company Auditor.

(d)
Mr. Masaaki Koizumi is a candidate for Outside Company Auditor. Although he has not engaged in the company management other than being an Outside Director and Outside Company Auditor, he is believed to execute the duties of an Outside Company Auditor properly in view of his experienced professional career as a certified public accountant. He is presently an Outside Company Auditor of the Company, and his total term of office as an Outside Company Auditor will be eight (8) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration

(e)
The Company appoints Mr. Masaki Okada and Mr. Masaaki Koizumi as our independent Auditors required to be secured by the Tokyo Stock Exchange. If Mr. Masaki Okada and Mr. Masaaki Koizumi are appointed as our Auditors, we will continue to appoint them as our independent Auditors.

END